SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 304

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             SUBJECT TO COMPLETION, DATED DECEMBER 22, 1998
                       AS AMENDED JANUARY 6, 1999

       RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 8

The Trust. FT 304 (the "Trust") is a unit investment trust consisting of a portfolio of trust preferred securities (the "Trust Preferred Securities") and common stocks (the "Common Stocks") issued by financial institutions and insurance companies which are incorporated or headquartered in the United States. Collectively, the Trust Preferred Securities and Common Stocks are referred to herein as the "Securities."

The objective of the Trust is to provide the potential for a high level of current income through an investment in the Trust Preferred Securities and the potential for increasing dividend income and capital appreciation through an investment in the Common Stocks. See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Securities deposited in the Trust. The Trust Preferred Securities consist of preferred securities issued by business trust affiliates of corporations, which generally represent beneficial ownership interests in junior subordinated debentures issued by the corporation, or similarly structured securities. Although the Common Stocks have no stated maturity date and the Trust Preferred Securities each have fixed maturity dates occurring after the Mandatory Termination Date, certain of the Securities may be sold, called, or may be redeemed pursuant to extraordinary redemption provisions prior to the Mandatory Termination Date of the Trust. The value of the Securities will fluctuate with changes in the financial condition of the issuers, with changes in interest rates and market liquidity and with changes in the values of common stocks and trust preferred securities in general. In particular, increasing interest rates will reduce the value of the Trust Preferred Securities, as well as the value of the Units. Because certain of the Trust Preferred Securities may be redeemed or called prior to the Mandatory Termination Date and because the Securities in the Trust will be trading at their current market value at the Mandatory Termination Date, for investors purchasing on or about the Initial Date of Deposit you may receive redemption or termination proceeds which are more or less than the amount you invested. In addition, the Trust Preferred Securities are generally not rated which usually indicates that they have investment characteristics similar to non-investment grade securities. An investment in these Securities is subject to greater risk of loss than higher rated securities and should be viewed as speculative. See "Portfolio-Risk Factors." On the Initial Date of Deposit, approximately _____% of the value of the portfolio was trading at a premium to the redemption price of the Trust Preferred Securities. Subject to the requirement to amortize annually any premium on a Trust Preferred Security which is debt, Unit holders may also realize a capital loss upon receipt of redemption or termination proceeds.

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. Such deposits of additional Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Securities shall be maintained. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Securities be Removed from the Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                             Ryan Beck & Co.

            The date of this Prospectus is ____________, 1999

Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a maximum sales charge of 4.75% (equivalent to 4.987% of the net amount invested), divided by the number of Units in the Trust outstanding. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price of Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The secondary market Public Offering Price per Unit will be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, divided by the number of Units in the Trust outstanding, plus a maximum sales charge of 4.75% (equivalent to 4.987% of the net amount invested) subject to reduction of 1/2 of 1% on each February 1, beginning February 1, 2000 to a minimum sales charge of 3/25%. The minimum amount which an investor may purchase of the Trust is $5,000 ($2,000 for IRAs and other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. See "Public Offering-How is the Public Offering Price Determined?"

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Estimated Net Annual Distributions. The estimated net annual distributions to Unit holders (based on the most recent annualized dividends or interest paid with respect to the Securities in the Trust)
on the Initial Date of Deposit was $    per Unit during the first year
and $   per Unit in subsequent years. The estimated net annual
distribution per Unit during the first year of the Trust is expected to be greater than during subsequent years because Securities included in the Trust to pay for organizational and offering costs will be sold during the first year. The actual net annual distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in interest or dividends received and with the sale, redemption or liquidation of Securities; therefore, there is no assurance that the net annual distributions will be realized in the future.

Distributions. Distributions of dividends, interest and capital, if any, received by the Trust will be paid on the Income Distribution Date to Unit holders of record on the preceding Income Distribution Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, both the Sponsor and the Underwriter intend to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Securities in the Trust

(generally determined by the closing sale prices of listed Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?"

Termination. Commencing no later than the Mandatory Termination Date, Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of the Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Securities or the general condition of the stock market, volatile interest rates, economic recession or increased regulation of financial institutions and insurance companies. Volatility in the market price of the Securities in the Trust also changes the value of the Units of the Trust. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for their Units. Trust preferred securities are very sensitive to changes in interest rates. The market price of trust preferred securities generally falls with rising interest rates. In addition, although falling interest rates generally lead to an increase in the market price of trust preferred securities, they are more likely to be called for redemption in a declining interest rate environment. Because certain of the Trust Preferred Securities may be redeemed or called prior to the Mandatory Termination Date and because all of the Securities will be trading at their current market value at the Mandatory Termination Date, for investors purchasing on or about the Initial Date of Deposit you may receive redemption or termination proceeds which are more or less than the amount you invested. In addition, the Trust Preferred Securities are generally not rated which usually indicates that they have investment characteristics similar to non-investment grade securities. An investment in these Securities is subject to greater risk of loss than higher rated securities and should be viewed as speculative. The Trust's portfolio is not managed and Securities will not be sold by the Trust regardless of market fluctuations, although some Securities may be sold under certain limited circumstances. See "Portfolio-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1999

               Underwriter:   Ryan, Beck & Co.
                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $ 9.525
    Sales Charge of 4.75% of the Public Offering Price per Unit (4.987% of the net amount invested)           $  .475
    Public Offering Price per Unit (3)                                                                        $10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                               $ 9.525
Redemption Price per Unit (based on aggregate underlying value of Equity Securities) (4)                      $ 9.525

CUSIP Number                                    30264U 200
Security Code                                   _____
First Settlement Date                           January 26, 1999
Mandatory Termination Date                      January 31, 2002
Discretionary Liquidation Amount                The Trust may be terminated if the value thereof is less than the lower of
                                                $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                                Trust during the initial offering period.
Trustee's Annual Fee                            $.0096 per Unit outstanding.
Evaluator's Annual Fee                          $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New
                                                York Stock Exchange on each day on which it is open.
Portfolio Supervisor's Annual Fee (5)           $.0035 per Unit outstanding, payable to an affiliate of the Sponsor.
Estimated Organizational
     and Offering Costs (6)                     $.0180 per Unit.
Income Distribution Record Dates                Fifteenth day of each March, June, September and December, commencing March
                                                15, 1999.
Income Distribution Dates (7)                   Last day of each March, June, September and December, commencing March 31,
                                                1999.

____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Security is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) On the Initial Date of Deposit there will be no accumulated interest or dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated interest or dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Securities. No sales to investors will be executed at this price. Additional Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0033 per Unit.

(6) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statement of Net Assets."

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

      RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 8
                                 FT 304

What is the FT Series?

FT 304 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). The FT Series was previously known as The First Trust Special Situations Trust. This Series consists of an underlying separate unit investment trust designated as: Ryan Beck Banking and Insurance Opportunity Trust, Series 8. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of the Securities, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Securities. In exchange for the deposit of Securities or contracts to purchase Securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The portfolio of the Trust consists of Trust Preferred Securities of U.S. banks and thrifts and Common Stocks of U.S. banks, thrifts and insurance companies.

The objective of the Trust is to provide the potential for a high level of current income through an investment in the Trust Preferred Securities and the potential for increasing dividend income and capital appreciation through an investment in the Common Stocks. In the opinion of Ryan, Beck & Co. (the "Underwriter") the Trust Preferred Securities offer the potential for high current income with only moderate investment risk. In addition to distribution rates and coverage ratios, the Trust Preferred Securities were chosen based on an institution's mix of loans and deposits, level of capital, earnings growth and franchise strength. The Trust Preferred Securities are limited-life preferred securities that are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in junior subordinated debentures issued by the corporation, or similarly structured securities. The maturity and distribution rates of the Trust Preferred Securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the Trust Preferred Securities are treated as interest rather than dividends for Federal income tax purposes.

The Common Stocks included in the Trust were selected by the Underwriter based on their capacity to provide the potential for increasing dividends and capital appreciation. Factors considered in choosing the Common Stocks were their potential for earnings growth, low relative valuation, asset quality, franchise strength and possible acquisition value.

The Securities have been selected for the Trust by the Underwriter's experienced research analysts based upon their comprehensive understanding of the fundamental factors influencing financial institutions and insurance companies.

The financial services sector can be expected to benefit as more individuals invest and save for the future. Due to the strong U.S. economy, the Underwriter believes that financial institutions' earnings will continue to be positively impacted as businesses and consumers increase their borrowings. In the opinion of the Underwriter, the economic expansion will also continue to benefit insurance companies through increased demand for personal and commercial insurance products. Insurance companies with product and/or distribution niches may realize additional earnings potential.

Both the financial institutions industry and the insurance industry continue to experience significant consolidation activity. In the

Underwriter's opinion, certain of the Securities selected for the Trust, because of attractive fundamentals and franchises, may be potential acquirors and/or acquisition targets. Investors may benefit from companies expanding their earnings potential through acquisitions, and the resulting efficiency gains and market share expansion. Investors may also benefit from takeover premiums if certain companies in the Trust are acquired.

It is important to note, however, that financial institutions and insurance companies are subject to the adverse effects of volatile interest rates, economic recession, potential asset quality problems, increased competition from new entrants and the potential for increased regulation of financial institutions and insurance companies. Trust preferred securities do not generally have the capital appreciation potential of common stocks and are more sensitive to changes in interest rates. The market price of trust preferred securities generally falls with rising interest rates. In addition, trust preferred securities are more likely to be called for redemption in a declining interest rate environment. Also, because all of the Securities will be sold at their current market price at the Trust termination, your Units may be worth more or less at termination than your initial investment.

See "Schedule of Investments" and "Portfolio-Risk Factors." There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units of the Trust by depositing additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Securities or cash will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Securities be Removed from the Trust?" The original percentage relationship of each Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include the Underwriter or dealers of the Trust.

First Trust Advisors L.P., in its capacity as the Evaluator for the Trust, will receive an annual evaluation fee as set forth under "Summary of Essential Information" for providing evaluation services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the largest number of Units in the Trust outstanding during the period for which the compensation is paid.

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trust outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. The Trust holds (i) common stock (the "Equity Securities"); (ii) undivided beneficial interests (the "Trust Certificates") in affiliated business trusts that are taxed as grantor trusts for Federal income tax purposes (the "Grantor Trusts") and hold corporate debt obligations (the "Grantor Trust Debt Obligations"); and (iii) corporate debt obligations (the "Corporate Debt Obligations") and, together with the Grantor Trust Debt Obligations, the "Debt Securities". The Equity Securities, the Trust Certificates and the Corporate Debt Obligations held by the Trust are referred to collectively as the "Securities."

Neither the Sponsor nor Chapman and Cutler has reviewed the assets to be deposited in the Trust. However, although no opinion is expressed herein regarding such matters, for purposes of the opinion set forth below, it is assumed that (i) the Equity Securities qualify as equity for Federal income tax purposes and that, accordingly, amounts received by the Trust with respect to the Equity Securities will qualify as dividends as defined in Section 316 of the Internal Revenue Code of 1986 (the "Code"); (ii) no Grantor Trust is an association taxable as a corporation for Federal income tax purposes, but rather each Grantor Trust will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, of the Code; (iii) each holder of a Trust Certificate will be considered the owner of a pro rata share of each asset of the respective Grantor Trust; and (iv) the Debt Securities qualify as debt for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Security when such income is considered to be received by the Trust. Each Unit holder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his or her interest in any Debt Securities held by the Trust at the same time and in the same manner as though the Unit holder were the direct owner of such interest.

2. Each Unit holder will be considered to have received all of the dividends and interest paid on his or her pro rata portion of each Security when such dividends and interest are received by the Trust regardless of whether such dividends or interest are used to pay a portion of the deferred sales charge.

3. Each Unit holder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise), an asset held by a Grantor Trust is disposed of by the particular Grantor Trust, or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of Securities is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by such Trust. Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Debt Securities delivered after the date the Unit holders pay for their Units to the extent that such interest accrued on such Debt Securities during the period from the Unit holder's settlement date to the date such Debt Securities are delivered to the Trust or the Grantor Trusts, as the case may be, and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by
Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. The basis of each Unit and of each Debt Security which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unit holder elects to include market discount in income as it accrues) and the basis of each Unit and of each Debt Security which was purchased by the Trust or any Grantor Trust, as the case may be, at a premium must be reduced by the annual amortization of Debt Security premium which the Unit holder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of Debt Security premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to or less than his or her original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the Debt Security's purchase price and its stated redemption price at maturity. A Unit holder will be required to include in gross income for each taxable year the sum of his or her daily portions of any original issue discount attributable to the Debt Securities as such original issue discount accrues for such year even though the income is not distributed to the Unit holders during such year unless a Debt Security's original issue discount is less than a "de minimis" amount as determined under the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unit holders should consult their tax advisors regarding the Federal income tax consequences and accretion of original issue discount.

5. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.

The Debt Securities-Premium. If a Unit holder's tax basis of his or her pro rata portion in any Debt Security exceeds the amount payable by the issuer of the Debt Security with respect to such pro rata interest upon maturity (or, in certain cases, the call date) of the Debt Security, such excess would be considered premium which may be amortized by the Unit holder at the Unit holder's election as provided in Section 171 of the Code. Unit holders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

The Debt Securities-Original Issue Discount. Certain of the Debt Securities may have been acquired with "original issue discount." In the case of any Debt Securities acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unit holders on an accrual basis computed daily, without regard to when payments of interest on such Debt

Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Debt Securities. Unit holders should consult their tax advisors as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Debt Security by the Trust or any Grantor Trust, as the case may be, exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unit holder if the tax basis of his or her pro rata portion of a Debt Security issued with original issue discount exceeds his or her pro rata portion of its adjusted issue price. Unit holders should also consult their tax advisors regarding these special rules.

It is possible that a Debt Security that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

The Debt Securities-Market Discount. If a Unit holder's tax basis in his or her pro rata portion of Debt Securities is less than the allocable portion of such Debt Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unit holder elects to calculate accrued market discount under a constant yield method. Unit holders should consult their tax advisors as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unit holders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Debt Securities, on the sale, maturity or disposition of such Debt Securities by the Trust, and on the sale by a Unit holder of Units, unless a Unit holder elects to include the accrued market discount in taxable income as such discount accrues. If a Unit holder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unit holder which is incurred to purchase or carry his or her Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unit holders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The Debt Securities-Basis. The tax basis of a Unit holder with respect to his or her interest in a Debt Security is increased by the amount of original issue discount (and market discount, if the Unit holder elects to include market discount, if any, on the Debt Securities in income as it accrues) thereon properly included in the Unit holder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unit holder has properly elected to amortize under Section 171 of the Code. A Unit holder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all of the assets of the Trust.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under, and during the period specified in, Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unit holders should consult their own tax advisors with regard to these rules.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when a Security is disposed of by the Trust, an asset held by a Grantor Trust is disposed of by the particular Grantor Trust or if the Unit holder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unit holder to include market discount in income as it accrues) as previously discussed. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole Securities plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Securities. A Unit holder will not recognize gain or loss if a Unit holder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Security held by the Trust.

Because the Trust will own many Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above. Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Debt Securities delivered after the date the Unit holders pay for their Units to the extent that such interest accrued on such Debt Securities during the period from the Unit holder's settlement date to the date such Debt Securities are delivered to the Trust or any Grantor Trust, as the case may be, and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units.

Foreign Investors. A Unit holder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will generally be subject to United States Federal income taxes, including withholding taxes, on distributions from the Trust relating to such investor's share of dividend income paid on the Equity Securities (other than those that are not treated as United States source income, if any). However, interest income (including any original issue discount) on the Debt Securities, or any gain from the sale or other disposition of, his or her pro rata interest in any Security or the sale of his or her Units will not be subject to United States Federal income taxes, including withholding taxes, provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income and the Debt Security is issued after July 18, 1984, then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Debt Security and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Debt Security, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units.

It should be noted that the interest exemption from United States taxation, including withholding taxes, is not available for certain "contingent interest" received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

Except as specifically provided above, the foregoing discussion relates only to the tax treatment of United States Unit holders with regard to United States Federal income taxes; Unit holders may be subject to foreign, state and local taxation. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of such Trust will be treated as the income of the Unit holders thereof.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Securities?

The Trust consists of different issues of Trust Preferred Securities and Common Stocks issued by banks, thrifts and insurance companies and are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Securities Selected for Ryan Beck Banking and Insurance Opportunity Trust, Series 8?" for a general description of the companies.

What are the Securities Selected for the Ryan Beck Banking and Insurance Opportunity Trust, Series 8?

TRUST PREFERRED SECURITIES

PREFERRED STOCKS
















The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

Risk Factors

An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions and insurance industries in general.

Financial Institutions. Financial institutions, banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from a favorable interest rate environment allowing for a relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Commercial loan demand for banks has not been robust and an increasing number of commercial loans have been securitized, which may have a potentially adverse effect on the market share of the commercial banking system. Bank and thrift institutions have received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsides, this income is expected to diminish to a lower level. Economic conditions in the real estate markets, which have been weak in the recent past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate, as has recently been the case for a number of banks and thrifts with respect to commercial real estate in the northeastern and southwestern regions of the United States. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated competitors. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Ongoing consolidation of the industry is likely to increase as a result. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited monies can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other service companies such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, recent legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to year 2000 credit risk.

Insurance Companies. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.

Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds (Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

General. The Trust consists of such of the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Securities be Removed from the Trust?" Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation. In fact, no Security will be sold prior to termination of the Trust (except to satisfy redemption requests or to pay expenses and in certain other limited circumstances) even if the Underwriter comes to believe that such Security no longer satisfies the criteria which originally caused its selection for the Trust, or issues a "sell" recommendation with respect to such Security.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the common stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Common Stocks in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Holders of Trust Preferred Securities incur risks in addition to or slightly different than the typical risks of holding common or preferred stocks. As previously discussed, trust preferred securities are limited-life preferred securities that are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in junior subordinated debentures issued by the corporation, or similarly structured securities. The maturity and distribution rates of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation. Trust preferred securities do not generally have the capital appreciation potential of common stocks and are more sensitive to changes in interest rates. The market price of trust preferred securities generally falls with rising interest rates. In addition, trust preferred securities are more likely to be called for redemption in a declining interest rate environment. Also, because the Trust Preferred Securities will be sold at their current market price at the Trust termination, your Units may be worth more or less at termination than your initial investment.

The Trust Preferred Securities are generally not rated which usually indicates that they have investment characteristics similar to non-investment grade securities. An investment in these securities is subject to greater risk of loss than higher rated securities and should be viewed as speculative. Non-rated securities with non-investment grade characteristics have additional risks, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate obligations generally. Non-rated trust preferred securities such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers resulting in a higher incidence of defaults. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Non-rated or lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of non-rated or lower-rated securities may not be as strong as that of other issuers. Because investors generally perceive that there are greater risks associated with non-rated or lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of non-rated or lower-rated securities may fluctuate more than the market value of higher-rated securities since non-rated or lower-rated securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Non-rated or lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of non-rated or lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Unit holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that because the Underwriter uses the list of Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, the Underwriter may recommend or effect from time to time the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Securities as well as the price received upon redemption of the Units or upon the termination of the Trust. Investors should also note that Securities will not be removed from the Trust and additional Units of the Trust may be created even if the Underwriter no longer believes certain or all of the Securities have the potential to provide high current income, capital appreciation and/or increasing dividend income over the life of the Trust or issues a sell recommendation regarding any of the Securities included in the Trust.

The Underwriter has acquired or may acquire the Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to Securities, which may include the Securities. The Underwriter has performed investment banking services, and may have acted as underwriter, manager or co-manager of a public offering of securities, for certain of the issuers of the Securities during the last three years.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Securities (especially during the initial offering period of Units of the Trust) and other factors.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition,

Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Securities or cash in connection with the issuance of additional Units).

Once all of the Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Securities only under limited circumstances. See "Rights of Unit Holders-How May Securities be Removed from the Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Securities in the Trust or the issuers of the Securities. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sales prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge of 4.75% (equivalent to 4.987% of the net amount invested), divided by the number of Units in the Trust outstanding. In addition, a portion of the Public Offering Price of Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a maximum sales charge of 4.75% of the Public Offering Price, divided by the number of outstanding Units of the Trust.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sales prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sales prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, divided by the number of outstanding Units of the Trust.

The minimum amount which an investor may purchase of the Trust is $5,000 ($2,000 for IRAs and other retirement plans). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

Number of Units*                                          Discount
________________                                          _________
10,000 to 24,999                                          0.50%
25,000 to 49,999                                          1.00%
50,000 or more                                            1.50%

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10.00 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter and broker/dealers, banks or other selling agents and their subsidiaries, the sales charge is reduced by 2.0% of the Public Offering Price for purchases of Units during the primary and secondary public offering periods.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisers, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Securities during the initial offering period will be determined in the following manner: if the Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of documentation evidencing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary

Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 2.9% of the Public Offering Price, and, for secondary market sales, 2.9% of the Public Offering Price (or 65% of the then current maximum sales charge after February 1, 2000).

The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

What are the Sponsor's and Underwriter's Profits?

The Underwriter of the Trust will receive a gross sales commission equal to 4.75% of the Public Offering Price of the Units (equivalent to 4.987% of the net amount invested) less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and others. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments." During the initial offering period, the Sponsor, Underwriter, dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the Sponsor, Underwriter, dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.75% subject to reduction beginning February 1, 2000) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, both the Sponsor and the Underwriter intend to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor or Underwriter may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE UNDERWRITER OR SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.

Unit holders will hold their Units in uncertificated form (i.e., book entry). The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Units are transferable by presentation to the Trustee of a written instrument or instruments of transfer. A Unit holder must sign the instrument or instruments of transfer exactly as his or her name appears on the records of the Trustee with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Although no such charge is now made or contemplated, a Unit holder may be required to pay any governmental charge that may be imposed in connection with the transfer or exchange of Units.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his or her Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any interest or dividends received on the Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tendering to the Trustee, at its corporate trust office in the City of New York, a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; and (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate value of the Securities will be determined in the following manner: if the Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor or Underwriter?

The Trustee shall notify the Sponsor and Underwriter of any tender of Units for redemption. If the Sponsor's or Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, the Sponsor or the Underwriter may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or the Underwriter may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor or the Underwriter does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor or the Underwriter will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor or the Underwriter.

How May Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Ryan, Beck & Co. ("Ryan Beck") is one of the nation's leading investment banking firms providing investment banking and consulting services to regional and community financial institutions. Ryan Beck was organized in 1946 and has been publicly held since 1986. The firm is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Ryan Beck maintains sales and research departments that specialize in the securities of the financial services industry, including banks, thrifts and insurance companies. Ryan Beck has positioned itself among the largest market makers for such securities. Ryan Beck's Corporate Finance Department is dedicated to financial institutions, and it is one of the nation's largest such specialized groups. It provides a full range of advisory services in connection with mergers and acquisitions, capital formation, branch sales, bank holding company formation and development, shareholder/investor relations and financial management issues.

The research team for the Ryan Beck Banking and Insurance Opportunity Trust is led by Lawrence W. Cohn, CFA, Senior Vice President. Mr. Cohn has followed the banking industry for 27 years. Before joining Ryan Beck as Director of Research, Mr. Cohn was the senior banking analyst at Paine Webber. Prior to joining Paine Webber, Mr. Cohn was a Managing Director at The Chase Manhattan Bank, providing investment banking services to commercial banks. Before joining Chase, Mr. Cohn was senior banking analyst at Drexel Burnham Lambert, Merrill Lynch, and Dean

Witter Reynolds. Mr. Cohn is a Chartered Financial Analyst and has been a member of both the New York Society of Securities Analysts and the Bank and Financial Analysts Association for the last 20 years.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to the Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to and no later than the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of the Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:

                                                                                                              Number
Name                                       Address                                                            of Units
______                                     _________                                                          ________
Ryan, Beck & Co.                           220 South Orange Avenue
                                           Livingston, New Jersey 07039
                                                                                                              ========

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales commission and the Underwriter concession listed below. The Underwriter concession will be calculated as a percentage of the Public Offering Price per Unit according to the following schedule:

Underwriting                                              Concession
____________                                              __________
Less than $5,000,000                                      3.65%
$5,000,000 but less than $10,000,000                      3.75%
$10,000,000 or more                                       3.90%

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 304

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 304, comprised of Ryan Beck Banking and Insurance Opportunity Trust, Series 8, as of the opening of business on ____________, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ____________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 304, comprised of Ryan Beck Banking and Insurance Opportunity Trust, Series 8, at the opening of business on ____________, 1999 in conformity with generally accepted accounting principles.

                                                      ERNST & YOUNG LLP

Chicago, Illinois
____________, 1999

                                                  Statement of Net Assets

              RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 8
                                                                   FT 304
  At the Opening of Business on the Initial Date of Deposit-____________,
                                                                     1999

                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                           $
Less accrued organizational and offering costs (3)                                                            (   )
                                                                                                             __________
Net assets                                                                                                   $
                                                                                                             ==========
Units outstanding

                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                        $
Less sales charge (4)                                                                                         (   )
Less estimated organizational and offering costs (3)                                                          (   )
                                                                                                             __________
Net Assets                                                                                                   $
                                                                                                             ==========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The
Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Securities pursuant to contracts for the purchase of such Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0180 per Unit, based upon the expected number of Units of the Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of the Trust is larger or smaller than the estimate, the actual distribution per Unit may differ from that set forth above.

(4) The aggregate cost to investors includes a sales charge computed at the rate of 4.75% of the Public Offering Price (equivalent to 4.987% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                 Schedule of Investments

              RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 8
                                                                   FT 304

                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1999


Trust Preferred Securities
__________________________
                                                                      Percentage
Number                                                                of Aggregate                     Market       Cost of
   of                                                                 Offering        Redemption       Value per    Securities
Shares      Name of Issue of Trust Preferred Securities (1)           Price (6)       Provisions (2)   Share        to Trust (3)
_______     _______________________________________________           ___________     ______________   _________    ___________
                                                                         %               %             $            $
                                                                         %               %
                                                                         %               %
                                                                         %               %
                                                                         %               %
                                                                         %               %
                                                                         %               %
                                                                      ________                                       ________
                     Total Trust Preferred Securities                    %                                           $
                                                                      ========                                       ========

Preferred Stocks
________________
                                                                        Percentage          Market
                                                                        of Aggregate        Value           Cost of
Number      Ticker Symbol and                                           Offering            per             Securities
of Shares   Name of Issuer of Common Stocks (1)                         Price (3)           Share           to Trust (3)
_________   __________________________________                          ___________         _______         ___________
                                                                           %                $               $
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                           %
                                                                        ________                            ________
                              Total Preferred Stocks                       %                                $
                                                                        ========                            ========
                              Total Investments                         100%                                $
                                                                        ========                            ========

______________

(1) Shown under this heading is the stated dividend rate of each of the Trust Preferred Securities, expressed as a percentage of par or stated value. Also shown is the stated maturity date of the Trust Preferred Securities; the Common Stocks have no stated maturity date. All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on January 21, 1999. Each Trust Preferred Security was originally issued with a par or stated value per share equal to $25. None of the Trust Preferred Securities are

Page 35

rated, which generally indicates that they have investment characteristics similar to non-investment grade securities. See
"Portfolio-Risk Factors" for additional information concerning these securities.

(2) The Trust Preferred Securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed Trust Preferred Securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the Trust Preferred Securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed Trust Preferred Securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by the Trust will be distributed to Unit holders. Certain of the Trust Preferred Securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(3) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Securities on the Initial Date of
Deposit was $   . Cost and loss to Sponsor relating to the Securities
sold to the Trust were $    and $   , respectively.

Page 36


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Page 37


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Page 38


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Page 39


CONTENTS:

Summary of Essential Information:
Ryan Beck Banking and Insurance Opportunity Trust
    Series 8                                              4
FT 304:
    What is the FT Series?                                5
    What are the Expenses and Charges?                    6
    What is the Federal Tax Status of Unit Holders?       8
    Are Investments in the Trust Eligible for
        Retirement Plans?                                13
Portfolio:
    What are the Securities?                             13
    What are the Securities Selected for the
        Ryan Beck Banking and Insurance Opportunity
Trust
            Series 8?                                    13
        Risk Factors                                     14
    What are Some Additional Considerations
        for Investors?                                   20
Public Offering:
    How is the Public Offering Price Determined?         21
    How are Units Distributed?                           23
    What are the Sponsor's and Underwriter's Profits?    24
    Will There be a Secondary Market?                    24
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                 24
    How are Income and Capital Distributed?              25
    What Reports will Unit Holders Receive?              25
    How May Units be Redeemed?                           26
    How May Units be Purchased by the Sponsor
        or Underwriter?                                  27
    How May Securities be Removed
        from the Trust?                                  28
Information as to Underwriter, Sponsor, Trustee
and Evaluator:
    Who is the Underwriter?                              28
    Who is the Sponsor?                                  29
    Who is the Trustee?                                  29
    Limitations on Liabilities of Sponsor and Trustee    29
    Who is the Evaluator?                                30
Other Information:
    How May the Indenture be Amended or Terminated?      30
    Legal Opinions                                       31
    Experts                                              31
Underwriting                                             31
Report of Independent Auditors                           33
Statement of Net Assets                                  34
Notes to Statement of Net Assets                         34
Schedule of Investments                                  35

                        ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                               Ryan, Beck & Co.

       RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST SERIES 8

                            Ryan, Beck & Co.
                         220 South Orange Avenue
                      Livingston, New Jersey 07039
                             1-800-342-2325

                            603 Village Blvd.
                     West Palm Beach, Florida 33409
                             1-800-793-7226

                            150 Monument Road
                     Bala Cynwyd, Pennsylvania 19004
                             1-800-223-8969

                            740 Broad Street
                     Shrewsbury, New Jersey 07702
                             1-888-231-7226

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132
                          Security Code: _____

                           ____________, 1999

                     PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 40




                           MEMORANDUM

                           Re:  FT 304

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 273, which is the current fund, and FT 304, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 273 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits




                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 304 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 6, 1999.

                           FT 304
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        January 6, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securities
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  304  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

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3.3*   Opinion  of  counsel as to New York income tax  status  of
       Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


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* To be filed by amendment.

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